July 8, 2008

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
U.S.A.

Attention:                                Ms. Peggy Fisher, Assistant Director

Dear Sirs/Mesdames:

Re:	OccuLogix, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2008
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 0-51030

Background

Reference is made to the letter dated June 13, 2008 (the “Comment Letter”) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in connection with the Preliminary Proxy Statement of OccuLogix, Inc. (the “Company”, “OccuLogix”, “we” or “us”) filed on May 20, 2008 (File No. 000-51030) (the “Preliminary Proxy Statement”).

Further reference is made to the Company’s letter of June 20, 2008 (the “Response Letter”), in which we provided a response to the comment numbered 28 in the Comment Letter relating to the Company’s consolidation of OcuSense, Inc. (“OcuSense”).

Hereinafter in this letter, capitalized terms that are not defined have the meanings attributed to those terms in the Response Letter.

In reaction to the Response Letter, the Staff has asked us to expand our discussion of the reasons underlying our conclusion that the Company should not use the voting control model in its consolidation of OcuSense and, in particular, to address the applicability of EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (“EITF 96-16”).

Requests

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

The purposes of this letter are as follows.

First, we hereby respond to the above-mentioned request of the Staff and provide below an expanded discussion of the reasons underlying our conclusion that the Company should not use the voting control model in its consolidation of OcuSense, which discussion addresses EITF 96-16 specifically.  Please note that we would prefer strongly to make a full response to the balance of the Comment Letter all at once.  However, doing so would entail the filing of an amendment to the Preliminary Proxy Statement, which we will not be in a position to do until the proposed restatements of the Company’s financial statements are completed.  Accordingly, we would be grateful for, and hereby request, an opportunity to continue our discussion with the Staff regarding our proposed approach to the restatements.

Second, we hereby repeat our request, initially made in the Response Letter, for an exemption from the requirements to file restated unaudited consolidated financial statements for each of the first three quarters of the financial year ended December 31, 2007 and to file amended quarterly reports on Form 10-Q/A for those periods.

Analysis

For your reference, a copy of the Voting Agreement is attached to this letter as an Exhibit.

The Voting Agreement provides the Founders with the right to appoint two members of OcuSense’s board of directors (the “Board”) and OccuLogix with the right to appoint two Board members.  A fifth director is elected jointly by OccuLogix and the Founders, and either OccuLogix or the Founders can remove that fifth director unilaterally.  In the case of any such removal, the choice of any replacement would have to be mutually agreed upon by OccuLogix and the Founders.  Although the Company could take control of the Board by effecting a conversion of all issued and outstanding shares of the Company’s Preferred Stock, which action would terminate the Voting Agreement, absent such conversion, the Company shares control of the Board with the Founders.1 Therefore, neither OccuLogix nor the Founders can be said to control the Board.  In addition, the Voting Agreement does not provide for any pre-determined consequences to address disagreements with respect to the election of the fifth director.  Accordingly, should any such disagreement ever arise, an impasse would occur until and unless OccuLogix and the Founders were able to negotiate a resolution.

For the same reasons that the Company has determined that the Voting Agreement precludes OccuLogix from exercising voting control as contemplated in ARB 51 (which point was made in the Response Letter), we have concluded that EITF 96-16 is not applicable to the Company’s consolidation of OcuSense.  EITF 96-16 is applicable to the accounting for an investee when the investor has a majority of the voting interest but the minority interest shareholder or shareholders of the investee have certain approval or veto rights.  We submit that OccuLogix does not have a majority of the voting interest in OcuSense since, by reason of the Voting Agreement, the Company does not control the Board.  In our analysis, we have taken guidance from the definition of “Voting shares” in §210.1-02(z) of Regulation S-X, which reads as follows:  “The term “voting shares” means the sum of all rights, other than as affected by events of default, to vote for election of directors and/or the sum of all interests in an unincorporated person.”  Under this guidance, OccuLogix does not have a majority of the voting interest in OcuSense since OccuLogix does not have the ability to determine the composition of the Board and does not control the Board.  Accordingly, we have concluded that EITF 96-16 is inapplicable to the Company’s consolidation of OcuSense.

1 As stated in the Response Letter, the Company’s ownership interest in OcuSense is 50.1% on a fully diluted basis and 57.6% on an issued and outstanding basis.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Furthermore, we respectfully submit that, since OcuSense is a variable interest entity for the reasons expressed in the Response Letter, voting control considerations are not applicable and the guidance in EITF 96-16 is not relevant to the analysis.  Accordingly, we have concluded that the Company should be consolidating OcuSense on the basis provided for in FIN 46(R) and the guidance in EITF 96-16 should not be taken into account.

Acknowledgement and Conclusion

In addition to, and in connection with, the foregoing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you at your earliest convenience regarding our request herein for an opportunity to have another discussion with the Staff.  In the meantime, please telephone the undersigned at (905) 602-0887, ext. 3910 if you have any questions.

Yours very truly,

/s/ William G. Dumencu
William G. Dumencu
Chief Financial Officer and Treasurer

cc:           Elias Vamvakas (Chairman and Chief Executive Officer, OccuLogix, Inc.)
Suh Kim (General Counsel, OccuLogix, Inc.)

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Exhibit

OCUSENSE, INC.

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of November 30, 2006 by and among Ocusense, Inc., a Delaware corporation (the “Company”), the entities listed on Exhibit A attached hereto (each an “Investor” and collectively the “Investors”), and the persons listed on Exhibit B hereto (each a “Founder” and collectively the “Founders”).  The Founders and the Investors are sometimes referred to herein individually as a “Voting Party” and collectively as the “Voting Parties”.

WHEREAS, the Company proposes to sell shares of the Company’s Series A Preferred Stock to the Investors pursuant to the Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) of even date herewith (the “Financing”);

WHEREAS, the Company’s Third Amended and Restated Certificate of Incorporation (the “Charter”) provides that the holders of the Company’s Series A Preferred Stock shall be entitled to elect two directors (the “Series A Directors”), the holders of the Company’s Common Stock shall be entitled to elect two directors (the “Common Directors”) and the holders of the Company’s Common Stock and Preferred Stock, each voting as a separate class shall be entitled to elect any additional director (the “Additional Director”); and

WHEREAS, as a condition to the Financing, the Voting Parties have agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.             Shares.  During the term of this Agreement, the Voting Parties each agree to vote all shares of the Company’s voting securities now or hereafter owned by them, whether beneficially or otherwise, or as to which they have voting power (the “Shares”) in accordance with the provisions of this Agreement.

2.             Election of Boards of Directors

(a)           Voting.  During the term of this Agreement, each Voting Party agrees to vote all Shares in such manner as may be necessary to elect (and maintain in office) as members of the Company’s Board of Directors the following individuals:

(i)          The two Series A Designees (as defined below) as the Series A Directors;

(ii)         The two Common Designees (as defined below) as the Common Directors; and

(iii)         A Mutual Designee (as defined below) as an Additional Director.

(b)            Designation of Directors.  The designees to the Company’s Board of Directors described above (each a “Designee”) shall be selected as follows:

(i)          The two “Series A Designees” shall be chosen by a majority-in-interest of the Investors.

(ii)         The two “Common Designees” shall be chosen by a majority-in-interest of the Founders; provided, however, that one of the Common Designees shall be the Company’s Chief Executive Officer.  Such approval shall take the form of a notice signed by a majority-in-interest of the Founders; provided, however, that if no such notice has been delivered to the Secretary of the Company within ten days prior to any regular or special meeting of stockholders or five days after receiving an Action by Written Consent, the Secretary of the Company shall deliver a ballot to each Founder.  Such ballot shall contain the nominee or nominees of any Founder, the names of which were delivered to the Secretary prior to the mailing of the ballot, and shall contain instructions that each Founder is to complete and return such ballot to the Secretary of the Company within five days of the effective date of such notice.

(iii)        The one “Mutual Designee” shall be approved by a majority-in-interest of the Founders and a majority-in-interest of the Investors (each, a “Group”), voting separately.  Such approval shall take the form of a notice signed by a majority-in-interest of each Group; provided, however, that if no such notice has been delivered to the Secretary of the Company within ten days prior to any regular or special meeting of stockholders or five days after receiving an Action by Written Consent, the Secretary of the Company shall deliver a ballot to each Founder and Investor.  Such ballot shall contain the nominee or nominees of any Investor or of any Founder, the names of which were delivered to the Secretary prior to the mailing of the ballot, and shall contain instructions that each Founder and Investor is to complete and return such ballot to the Secretary of the Company within five days of the effective date of such notice.

(c)           Current Designees.  For the purpose of this Agreement, the current directors of the Company shall be deemed to be the following Designees:  (i) Eric Donsky and Donald Rindell shall be deemed to be the Common Designees, and (ii) Michael Lemp shall be deemed to be the Mutual Designee.  Elias Vamvakas and Thomas Reeves shall be deemed to be the Series A Designees upon their election to the Board of Directors in connection with the Financing.

(d)           Changes in Designees.  From time to time during the term of this Agreement, Voting Parties who hold sufficient Shares to select a Designee pursuant to this Agreement may, in their sole discretion:

(i)           notify the Company in writing of an intention to remove from the Company’s Board of Directors any incumbent Designee who occupies a Board seat for which such Voting Parties are entitled to designate the Designee; or

(ii)          notify the Company in writing of an intention to select a new Designee for election to a Board seat for which such Voting Parties are entitled to designate the Designee (whether to replace a prior Designee or to fill a vacancy in such Board seat).

In the event of such an initiation of a removal or selection of a Designee under this section, the Company shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate stockholders, and the Voting Parties shall vote their Shares to cause:  (a) the removal from the Company’s Board of Directors of the Designee or Designees so designated for removal; and (b) the election to the Company’s Board Directors of any new Designee or Designees so designated.  Notwithstanding the foregoing, either Group may, in its sole and absolute discretion, determine that any Additional Director shall be removed immediately upon notification to the other Group and the Company, and each Voting Party shall take such actions and vote its respective Shares to cause the removal of such Additional Director so that such removal shall take effect immediately as of the date of such notice. Once such notice is given, any Additional Director shall cease to have the right to vote on any matter.

(e)           Size of Board of Directors.  During the term of this Agreement, each Voting Party agrees to vote all Shares to maintain the authorized number of members of the Board of Directors of the Company at five directors.

(f)            No Liability for Election of Recommended Director.  None of the parties hereto and no officer, director, stockholder, partner, employee or agent of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

3.             Drag-Along Rights.  If, after the second anniversary of the receipt by the Company of 510K Clearance (as defined in the Purchase Agreement), a majority of the Company’s Board of Directors and holders of at least a majority of the Common Stock voting as a separate class approve a Change of Control (as defined in the Charter), each of the Investors agrees (i) to vote all Shares held by such Investor in favor of such Change of Control, and (ii) to sell or exchange all Shares then held by such Investor pursuant to the terms and conditions of such Change of Control, subject to the following conditions:

(a)           no Investor shall be required to make any representation, covenant or warranty in connection with the Change of Control, other than as to such Investor’s ownership and authority to sell, free of liens, claims and encumbrances, the shares of Common Stock proposed to be sold by such Investor;

(b)           the consideration payable with respect to each share in each class or series as a result of such Change of Control is the same (except for cash payments in lieu of fractional shares) as for each other share in such class or series;

(c)           each class and series of capital stock of the Company will be entitled to receive the same form of consideration (and be subject to the same indemnity and escrow provisions) as a result of such Change of Control; and

(d)           the payment with respect to each share of Common Stock is an amount at least equal to the amount payable in accordance with the Charter, if such Change of Control were deemed a liquidation, dissolution or winding up within the meaning of Article IV(B), Section 2 thereof.

4.            Termination.  This Agreement shall terminate upon the earlier of (i) the conversion of all outstanding shares of the Company’s Preferred Stock into Common Stock; (ii) a Change of Control; or (iii) the agreement of a majority-in-interest of the Founders and a majority-in-interest of the Investors, acting separately.

5.            Additional Shares.  In the event that, subsequent to the date of this Agreement, any shares or other securities of the Company (other than pursuant to a Change of Control) are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

6.            Restrictive Legend.  Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend substantially in the form set forth below:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO OTHER RESTRICTIVE PROVISIONS AS SET FORTH IN THE COMPANY’S PREFERRED STOCK INVESTOR RIGHTS AGREEMENT AND VOTING AGREEMENT, AS SUCH AGREEMENTS MAY BE AMENDED FROM TIME TO TIME IN ACCORDANCE WITH THEIR RESPECTIVE TERMS. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF IT, AGREES TO BE BOUND BY THE PROVISIONS OF SUCH AGREEMENTS.”

7.            Miscellaneous.

(a)           Certain Definitions.  Shares “held” by a Voting Party shall mean any Shares directly or indirectly owned (of record or beneficially) by such Voting Party or as to which such Voting Party has voting power. “Vote” shall include any exercise of voting rights whether at an annual or special meeting or by written consent or in any other manner permitted by applicable law.  A “majority-in-interest” of either the Founders or the Investors (each, a “Group”) shall mean the holders of a majority of the Common Stock (determined on an as-converted basis) then held by such Group.

(b)           Notices.  All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, e-mailed, mailed, or delivered to each party as follows:  (i) if to a Voting Party, at such Voting Party’s address, facsimile number or e-mail address set forth in the Company’s records, or at such other address, facsimile number or e-mail address as such Voting Party shall have furnished the Company in writing, or (ii) if to the Company, to Chief Executive Officer, OcuSense, Inc., 12707 High Bluff Drive, Suite 200, San Diego, CA 92130, facsimile number (858) 794-1493, or at such other address or facsimile number as the Company shall have furnished to the Voting Parties in writing, with a copy to Martin Waters, Wilson Sonsini Goodrich & Rosati, 12235 El Camino Real, Suite 200, San Diego, California, 92130, facsimile number (858) 350-2399.  All such notices and communications will be deemed effectively given upon the earlier of actual receipt, and:  (i) three (3) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid; (ii) upon delivery, if delivered by hand; (iii) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid; or (iv) one (1) business day after the business day of facsimile transmission (with confirmation), if delivered by facsimile transmission.  With respect to any notice given by the Company under any provision of the Delaware General Corporation Law or the Company’s charter or bylaws, each Investor agrees that such notice may be given by facsimile or by electronic mail.  In the event of any conflict between the Company’s books and records and this Agreement or any notice delivered hereunder, the Company’s books and records will control absent fraud or error.

(c)           Successors and Assigns.  The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.  The Company shall not permit the transfer of any Shares on its books or issue a new certificate representing any Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was a Voting Party hereunder.

(d)           Governing Law.  This Agreement shall be governed in all respects by the internal laws of the State of Delaware as applied to agreements entered into among Delaware residents to be performed entirely within Delaware, without regard to principles of conflicts of law.

(e)           Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.  All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(f)            Further Assurances.  Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

(g)           Entire Agreement.  This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof.  No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

(h)           No Grant of Proxy.  This Agreement does not grant any proxy and should not be interpreted as doing so.  Nevertheless, should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(i)            Not a Voting Trust.  This Agreement is not a voting trust governed by Section 218 of the Delaware General Corporation Law and should not be interpreted as such.

(j)            Specific Performance.  It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.  Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(k)           Amendment.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company, a majority-in-interest of the Founders and a majority-in-interest of the Investors; provided, however, for greater certainty, Shares purchased by Investors under the Purchase Agreement after the Closing (as defined in the Purchase Agreement) shall become subject to this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Voting Party; and provided, further, that if any amendment, waiver, discharge or termination operates in a manner that treats any Founder or Investor differently from other Founders or Investors, as the case may be, the consent of such Founder or Investor shall also be required for such amendment, waiver, discharge or termination.  Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Voting Party that has entered into this Agreement.  Each Voting Party acknowledges that by the operation of this paragraph, the holders of a majority of the Shares held by the Founders and the holders of a majority of the Shares held by the Investors will have the right and power to diminish or eliminate all rights of such Voting Party under this Agreement.

(l)            No Waiver.  The failure or delay by a party to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision or prevent that party from thereafter enforcing any other provision of this Agreement.  The rights granted both parties hereunder are cumulative and will not constitute a waiver of either party’s right to assert any other legal remedy available to it.

(m)          Severability.  If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision.  The balance of this Agreement shall be enforceable in accordance with its terms.

(n)           Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement.  Facsimile copies of signed signature pages will be deemed binding originals.

(signature page follows)

The parties have executed this Voting Agreement as of the date first above written.

OCUSENSE, INC.,
a Delaware corporation

/s/ Eric Donsky
Name: Eric Donsky
Title: Chief Executive Officer

INVESTOR:
OCCULOGIX, INC.,
a Delaware corporation

/s/ Elias Vamvakas
Name: Elias Vamvakas
Title: Chief Executive Officer

FOUNDERS:

SHELLWATER & CO.

/s/ Jane Moores
Name: Jane Moores
Title: Interim Director, Tech TIPS, UCSD

/s/ Thomas Roddy
Thomas Roddy

/s/ Michael A. Lemp
Michael A. Lemp

SIFI, SPA

/s/ Giuseppe Benanti
Name: Giuseppe Benanti
Tile: President and CEO

Frank Price

Marianne Price

/s/ Ben Sullivan
Ben Sullivan

/s/ Michael Berg
Michael Berg

Exhibit A

INVESTORS

OccuLogix, Inc.
2600 Skymark Ave.
Bldg. 9, Ste 201
Mississauga, ON  L4W 5B2
Canada

Exhibit B

FOUNDERS

Eric Donsky

Michael Lemp

Shellwater & Co.

Thomas Roddy

SIFI, SpA

Frank Price

Marianne Price

Benjamin Sullivan

Michael Berg